Exhibit 99.1

Internet Gold Announces That Its 012 Smile.Communications Ltd. Subsidiary Has Completed the Sale of Its Telecom Business Assets to
Ampal-American Israel Corporation

Press Release
Source: Internet Gold
On Monday February 1, 2010, 2:04 am EST

PETACH TIKVA, Israel--(BUSINESS WIRE)--Internet Gold - Golden Lines Ltd. (NASDAQ:IGLD - News), announced that its 75.3% owned subsidiary, 012 Smile.Communications Ltd. (Nasdaq: SMLC - News) has completed the sale of its telecom business assets to a wholly-owned subsidiary of Ampal-American Israel Corporation (Nasdaq:AMPL) for NIS 1.2 billion (approximately $322 million).

Mr. Eli Holtzman has been appointed as 012 Smile.Communications new Chief Executive Officer and Mr. Doron Turgeman as its Chief Financial Officer, effective immediately. Messrs. Holtzman and Turgeman will fill these positions in parallel with their roles as CEO and CFO of Internet Gold.

About Internet Gold
-------------------

In October 2009, Internet Gold announced that it's approximately 75.3% owned subsidiary 012 Smile.Communications (Nasdaq:SMLC - News) has signed a definitive agreement to purchase the controlling interest (approximately 30.6%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE:BZEQ).

For further information, please visit our website: http://www.Igld.com.

Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to risks associated with the pending acquisition by 012 Smile.Communications of the controlling interest in Bezeq, The Israel Telecommunication Corp. and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Investor relations contacts:
----------------------------
Mor Dagan, Investor Relations
+972-3-516-7620
mor@km-ir.co.il
or
Internet Gold
Idit Azulay, +972-72-2003848
i.azulay@smile.net.il